

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 22, 2017

Via E-mail
Bruce Schames
Chief Financial Officer
Cyclone Power Technologies, Inc.
601 NE 26th Ct
Pompano Beach, Florida 33064

**Re: Cyclone Power Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed July 31, 2017
File No. 000-54449**

Dear Mr. Schames:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 14

1.   Please amend your Form 10-K to provide management's report on internal control over financial reporting, as required by Item 308(a) of Regulation S-K. In light of the material weaknesses identified on page 14, consistent with Item 308(a)(3) of Regulation S-K please note that management is not permitted to conclude that your internal control over financial reporting was effective as of December 31, 2016.

Bruce Schames
Cyclone Power Technologies, Inc.
August 22, 2017
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery